UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

USEC INC.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

90333E108
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

Schedule 13G

CUSIP No.: 90333E108	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CORRIENTE ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person: OO/IA

Schedule 13G

CUSIP No.: 90333E108	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MARK L. HART III
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person: IN/HC

Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

USEC Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)           Corriente Advisors, LLC (“Corriente Advisors”); and

ii)           Mark L. Hart III. (“Mr. Hart”).

This Statement relates to Shares (as defined herein) held for the accounts each of Corriente Advisors, LLC, a Delaware limited liability company, and Mark L. Hart III.  Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Corriente Master Fund, L.P.  Corriente Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Corriente Master Fund.  Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors and may be deemed to control Corriente Advisors and beneficially own securities owned by Corriente Advisors.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Corriente Advisors and Mr. Hart is 201 Main Street, Suite 1800, Fort Worth, Texas 76102.

Item 2(c).	Citizenship:

i)  Corriente Advisors is a Delaware limited liability company; and

ii) Mr. Hart is a citizen of the United States of America.

Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

90333E108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

None of the Reporting Persons may be deemed to beneficially own any Shares.

Item 4(b).	Percent of Class:

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner of constitutes 0% of the total number of Shares outstanding.

Item 4(c).	Number of Shares of which such person has:

Corriente Advisors and Mr. Hart:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Corriente Master Fund, L.P. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Page 6 of 7 Pages

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group:

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	CORRIENTE ADVISORS, LLC

By: /s/ James E. Haddaway
Name: James E. Haddaway
Title: Chief Financial Officer and Chief Operating Officer

Date: February 17, 2009	MARK L. HART III

/s/ Mark L. Hart III
Name: Mark L. Hart III